UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On June 10, 20201, Antelope Enterprise Holdings Ltd. (the “Company”) commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (“SPA”) with three institutional accredited investors pursuant to which it sold 913,875 of the Company’s common shares at the per share price of $3.48 (which was priced in excess of the average of the five day closing price for the Company’s common shares preceding execution of the SPA, which was $3.42) In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $3.42, subject to adjustment, and have a term of five years. The Investor Warrants were sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors. The proceeds of the transaction will be used for working capital and general working purposes. The Investor Warrants issued in the concurrent private placement are not listed on any securities exchange, and the Company does not expect to list the Investor Warrants. The transactions yielded gross proceeds to the Company of $3,180,285, before payment of commissions and expenses.

Dawson James Securities, Inc.(“Placement Agent”) acted as the Company’s exclusive placement agent in connection with this offering. The Company paid the Placement Agent a fee equal to eight percent (8.0%) of the gross proceeds of the offering, and a non-accountable expense allowance of $35,000. In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35. The Placement Agent received customary indemnification in connection with the offering.

The foregoing descriptions of the Securities Purchase Agreement, the Investor Warrants, and the Placement Agent Warrants, are qualified in their entirety by reference to the full text of such agreements, copies of which was attached hereto as Exhibit 10.1, 10.2, and 10.3, and are incorporated herein in its entirety by reference.

Exhibit	Description

10.1	Form of Securities Purchase Agreement
10.2	Form of Investor Warrant
10.3	Form of Placement Agent Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: June 16, 2021